SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
               TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM


September 26, 2005

BY FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549
Attention: Patrick Gilmore
           Room 4561

                  Re: Digital Descriptor Systems, Inc. (the "Company") Form 10-KSB for year ended December 31, 2004 File No. 000-26604
                        ------------------------------------------------

Dear Sir:

On behalf of the Company, we are hereby enclosing for your review two copies of an amendment to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"), one of which has been marked to show changes. The amended Form 10-KSB was filed on EDGAR on July 21, 2005.

On April 29, 2005, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Annual Report. On May 11, 2005, the Company responded to these comments. On June 14, 2005, the Staff issued additional comments. Following are the Company's responses to the Staff's comments in its second comment letter. For ease of reference, we have set forth the Staff's comments in their entirety.

   Note 4. Convertible Debentures, page F-15

1. We have reviewed your response to our prior comment no. 1 where you indicate that you expensed the total amount of the beneficial conversion features in fiscal 2004 because the holders of the debentures had the right to convert the notes immediately at their discretion. You also indicated that the holders have never held the Company to any of the stated redemption dates, rather they only amended the redemption dates at your request. Your response, however, does not change the fact that your accounting for the beneficial conversion features is not in compliance with the guidance provided by paragraph 19 of EITF 00-27, which states that the beneficial conversion feature should be accreted from the date of the issuance to the stated redemption date of the convertible instrument regardless of when the earliest conversion date occurs. Additionally, we note that the beneficial conversion features recognized from the convertible debentures issued in May 2004 and November 2004 had a pre-tax impact of approximately a 5% and 146% on your net loss. As a result, please amend your 10-K and subsequent 10-Q to properly account for the recognition of the beneficial conversion features related to these debt issuances or tell us why such revision is not necessary.

      The Company has made revision to Footnote 4 in accordance with the Staff's comment. See also new Footnote 12.

2. Tell us what impact your extension of the maturity date to March 28, 2008, on the November 2004 convertible debentures will have on your accounting treatment of the beneficial conversion feature associated with such debt instrument.

      The intrinsic value of the beneficial conversion feature and the value of the warrants are restated when the note is amended. In order to extend the maturity date of the note, the conversion percentage was changed and the strike price of the warrants was changed. These additional costs are added to deferred financing costs and are being amortized over the remaining life of the loan.

      The Company has made revisions to Footnote 4 to reflect the impact of the extension of the maturity date of the Company's convertible debentures. See also new Footnote 12.

   Note 11. Subsequent Events, page F-19

3. We have reviewed your response to our prior comment no. 5. Provide us with your present value analysis supporting your statement that the modification of your debt instruments issued in November 2004 did not change the net present value of the cash flows by more than 10%.

      Initially, the notes evidencing debt in the principal amount of $3,500,000 bore interest at the rate of 12% per annum, which was payable quarterly. The notes matured on November 30, 2006. The net present value of those notes is $3,500,000. The notes were subsequently extended to mature on March 1, 2008. No other amendments were made to the notes. The net present value of the notes as amended was also $3,500,000. Therefore, the net present value of the Company's cash flows remained unchanged.

4. In connection with our prior comment letter dated April 29, 2005, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges that:

      a. The company is responsible for the adequacy and accuracy of the disclosures on the filing;
      b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      c. The company may not asserts staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company hereby acknowledges that:

      a. The company is responsible for the adequacy and accuracy of the disclosures on the filing;
      b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
      c. The company may not asserts staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 212-981-6766 with any questions or comments with respect to the foregoing.

                                                Very truly yours,


                                                /s/ Louis A. Brilleman


                                       3